Sichenzia Ross Friedman Ference LLP

1065 Avenue of the Americas   New York NY 10018

Tel 212 930 9700 Fax 212 930 9725   www.srff.com

November 29, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. H. Roger Schwall

          Ms. Mellissa Campbell Duru

Re:

Unico, Inc.

Preliminary Proxy Statement

File No. 814-00669

Ladies and Gentlemen:

This firm represents Unico, Inc. (the “Company”) in the above-referenced matters.  Enclosed for filing is the Company’s amended preliminary proxy statement on Schedule 14A.  Below please find our responses to your November 21, 2005 comment letter.  In addition, please note that we have included as a separate proposal a decrease in par value of the common stock which was previously part of the increase in authorized proposal.

1.

The Company is currently authorized to issue 20,000,000 shares of preferred stock.  The Company is not seeking approval for authorization of preferred stock or an increase in the number of authorized shares of preferred stock.  We have clarified the disclosure accordingly.

2.

The reference to the number of shares to be authorized has been corrected to 5 billion shares.

3.

Please refer to response number one above.

4.

We have revised the disclosure to include the information contained in the Form 10-QSB, as well as additional information about possible issuances for common stock.  The Company cannot ascertain the amount of securities it may issue in the foreseeable future, but we have included disclosure about the aggregate value of such securities.

5.

The Company acknowledges the requirements of Rule 10b-17 and will comply therewith at such time as the reverse stock split is going to be effectuated.

6.

The disclosure has been revised to include a table of the common stock (i)

issued and outstanding, (ii) authorized and reserved, and (iii) authorized but unreserved, after giving effect to a range of reverse splits.  Also included is a narrative of the dilutive effects of the reverse.

7.

We have revised the disclosure to include a description of any known uses for the newly authorized but unissued shares of common stock.

8.

The Company’s Articles of Incorporation and By-laws do not contain any anti-takeover provisions.  We have revised the proxy statement under proposal number one to more clearly reference the increase in authorized shares as having a possible anti-takeover effect.

9.

The disclosure has been revised to include the information required by Item 10(a) of Schedule 14A.  There is no information responsive to Item 10(c) of Schedule 14A, other than inclusion of the Plan, which is now included.

10.

We have revised the disclosure to include the current address for the SEC.

11.

We hereby confirm on behalf of the Company that there were no changes in the Company’s internal control over financial reporting.  The Company further confirms that its future periodic reports will be consistent with the disclosure requirements set forth in Item 307 and Item 308(c) of Regulation –B and Rules 13a-15 and 15d-15 of the Exchange Act of 1934.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ THOMAS A. ROSE

Thomas A. Rose

cc:  Mr. Mark Lopez